May 29, 2025

James Caruso
Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, NJ 07932

        Re: Cellectar Biosciences, Inc.
            Draft Registration Statement on Form S-1
            Submitted May 23, 2025
            CIK No. 0001279704
Dear James Caruso:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Istvan Hajdu